Exhibit 99.1

Contact Information

Huazhu Investor Relations

Tel: 86 (21) 6195 9561

Email: ir@huazhu.com

http://ir.huazhu.com

Huazhu Group Limited Announces Preliminary Results for Hotel Operations in the First Quarter of 2021

Shanghai, China, April 22, 2021 — Huazhu Group Limited (NASDAQ: HTHT and HKEX: 1179) (“Huazhu”, “we” or “our”), a world-leading hotel group, today announced preliminary results for hotel operations in the first quarter (“Q1 2021”) ended March 31, 2021.

COVID-19 update

Due to COVID-19 resurgence in Shanghai, Beijing and Hebei Province and the “stay local” guidance prior to the Chinese New Year holiday (CNY), RevPAR in January and February 2021 recovered to 74% and 56% of 2019 respectively. Our hotel openings were also negatively impacted by the resurgence of COVID-19 during the first quarter. However, our performance started to recover steadily again post the CNY holiday. Particularly, after the National People’s Congress and the Chinese People’s Political Consultative Conference during the first week of March, the Chinese government further eased travel restrictions which were in effect from March 16, 2021. After that, we saw strong recovery in hotel demand in the Beijing area, followed by other major tier 1 cities. Our RevPAR in March 2021 recovered to 95% of 2019, mainly driven by the strong recovery of business demand. Heading into April, the recovery trend continued. Our RevPAR during the Tomb Sweeping holiday recovered to 96% of same period of 2019, which demonstrated the strong recovery of leisure demand.

Steigenberger Hotels AG and its subsidiaries (“DH”) suffered from the several resurgences of COVID-19 pandemic in European countries. The lock down period there has been extended several times, and most likely to further extend to the end of May, 2021. European countries began their vaccination process in December 2020. However, due to the uncertainty of the completion of the vaccination process, and consequently the timing of business recovery, we are taking further cost reduction and cash flow measures, such as negotiating with landlords to reduce our rental costs, reducing or eliminating discretionary corporate spending and capital expenditures, etc. However, the extension of lockdown impacts should be partially offset by extension of the scope and duration of European government subsidy programs.

Operating Results: Legacy-Huazhu(1)

	Number of hotels				Number of rooms
	Opened in Q1 2021	Closed (2) in Q1 2021	Net added in Q1 2021	As of March 31, 2021 (3)	As of March 31, 2021
Leased and owned hotels	2	(19)	(17)	664	89,901
Manachised and franchised hotels	207	(98)	109	6,097	548,718
Total	209	(117)	92	6,761	638,619

(1)    Legacy-Huazhu refers to Huazhu and its subsidiaries, excluding DH.

(2)    The reasons for hotel closures mainly include non-compliance with our brand standards, operating losses, and property-related issues. In Q1 2021, we temporarily closed 16 hotels for brand upgrade and business model change purposes.

(3)    As of March 31, 2021, 43 hotels were requisitioned by governmental authorities.

	As of March 31, 2021
	Number of hotels	Unopened hotels in pipeline
Economy hotels	4,383	1,269
Leased and owned hotels	422	5
Manachised and franchised hotels	3,961	1,264
Midscale and upscale hotels	2,378	1,339
Leased and owned hotels	242	14
Manachised and franchised hotels	2,136	1,325
Total	6,761	2,608

Operational hotels excluding hotels under requisition

	For the quarter ended
	March 31,	December 31,	March 31,	yoy
	2020	2020	2021	change
Average daily room rate (in RMB)
Leased and owned hotels	211	272	243	15.6%
Manachised and franchised hotels	184	224	203	10.2%
Blended	189	231	209	10.6%
Occupancy rate (as a percentage)
Leased and owned hotels	43.8%	79.6%	64.0%	20.2	p.p.
Manachised and franchised hotels	47.4%	80.8%	66.6%	19.2	p.p.
Blended	46.7%	80.6%	66.2%	19.5	p.p.
RevPAR (in RMB)
Leased and owned hotels	92	217	156	68.9%
Manachised and franchised hotels	87	181	135	54.9%
Blended	88	186	138	56.7%

	For the quarter ended
	March 31,	March 31,	yoy
	2019	2021	change
Average daily room rate (in RMB)
Leased and owned hotels	258	243	-5.6%
Manachised and franchised hotels	211	203	-3.9%
Blended	221	209	-5.6%
Occupancy rate (as a percentage)
Leased and owned hotels	83.6%	64.0%	-19.6	p.p.
Manachised and franchised hotels	79.8%	66.6%	-13.3	p.p.
Blended	80.6%	66.2%	-14.4	p.p.
RevPAR (in RMB)
Leased and owned hotels	216	156	-27.8%
Manachised and franchised hotels	169	135	-19.9%
Blended	178	138	-22.5%

Same-hotel operational data by class

Mature hotels in operation for more than 18 months (excluding hotels under requisition)

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
			For the quarter			For the quarter			For the quarter
	As of		ended			ended			ended		yoy
	March 31,		March 31,		yoy	March 31,		yoy	March 31,		change
	2020	2021	2020	2021	change	2020	2021	change	2020	2021	(p.p.)
Economy hotels	2,832	2,832	80	113	42.1%	153	160	4.9%	52.0%	70.5%	18.4
Leased and owned hotels	417	417	79	120	50.8%	164	175	7.3%	48.5%	68.2%	19.7
Manachised and franchised hotels	2,415	2,415	80	111	40.0%	150	157	4.4%	53.0%	71.0%	18.1
Midscale and upscale hotels	1,377	1,377	111	176	58.2%	260	278	7.0%	42.7%	63.1%	20.4
Leased and owned hotels	198	198	113	191	68.6%	297	326	9.5%	38.1%	58.7%	20.6
Manachised and franchised hotels	1,179	1,179	110	172	55.6%	251	268	6.6%	44.0%	64.2%	20.2
Total	4,209	4,209	92	138	50.2%	190	204	7.6%	48.4%	67.5%	19.2

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
			For the quarter			For the quarter			For the quarter
	As of		ended			ended			ended		yoy
	March 31,		March 31,		yoy	March 31,		yoy	March 31,		change
	2019	2021	2019	2021	change	2019	2021	change	2019	2021	(p.p.)
Economy hotels	2,290	2,290	158	110	-30.0%	181	158	-12.7%	87.1%	69.8%	-17.3
Leased and owned hotels	396	396	175	117	-33.1%	199	173	-13.1%	88.1%	67.9%	-20.2
Manachised and franchised hotels	1,894	1,894	153	109	-29.1%	176	154	-12.4%	86.9%	70.4%	-16.5
Midscale and upscale hotels	842	842	248	174	-30.0%	321	279	-13.0%	77.2%	62.2%	-15.0
Leased and owned hotels	173	173	302	189	-37.4%	381	319	-16.4%	79.1%	59.2%	-19.9
Manachised and franchised hotels	669	669	229	168	-26.5%	299	266	-11.0%	76.5%	63.2%	-13.3
Total	3,132	3,132	187	131	-29.9%	224	195	-12.6%	83.9%	67.3%	-16.6

Operating Results: Legacy-DH(4)

	Number of hotels				Number of rooms	Unopened hotels in pipeline
	Opened in Q1 2021	Closed in Q1 2021	Net added in Q1 2021	As of March 31, 2021(5)	As of March 31, 2021	As of March 31, 2021
Leased hotels	1	—	1	73	13,527	27
Manachised and franchised hotels	—	(1)	(1)	47	10,366	14
Total	1	(1)	—	120	23,893	41

(4)         Legacy-DH refers to DH.

(5)         As of March 31, 2021, a total of 20 DH brand hotels were temporarily closed due to COVID-19.

	For the quarter ended
	March 31,	December 31,	March 31,	yoy
	2020	2020	2021	change
Average daily room rate (in EUR)
Leased hotels	96.8	78.4	77.9	-19.6%
Manachised and franchised hotels	79.5	73.3	59.0	-25.8%
Blended	89.3	76.3	68.5	-23.3%
Occupancy rate (as a percentage)
Leased hotels	52.6%	20.9%	14.6%	-38.0	p.p.
Managed and franchised hotels	50.4%	25.4%	26.5%	-24.0	p.p.
Blended	51.7%	22.5%	18.8%	-32.8	p.p.
RevPAR (in EUR)
Leased hotels	51.0	16.4	11.4	-77.7%
Managed and franchised hotels	40.1	18.6	15.6	-61.0%
Blended	46.1	17.2	12.9	-72.1%

Hotel Portfolio by Brand

	As of March 31, 2021
	Hotels	Rooms	Unopened hotels
	in operation		in pipeline
Economy hotels	4,397	363,494	1,280
HanTing Hotel	2,767	255,385	659
Hi Inn	436	25,228	99
Elan Hotel(6)	972	59,319	468
Ibis Hotel	208	21,901	43
Zleep Hotels	14	1,661	11
Midscale and upscale hotels	2,484	299,018	1,369
Ibis Styles Hotel	70	8,119	26
Starway Hotel	453	38,110	272
JI Hotel	1,137	139,943	577
Orange Hotel	345	38,537	181
Crystal Orange Hotel	121	16,240	69
Manxin Hotel	63	6,155	54
Madison Hotel	25	3,850	43
Mercure Hotel	108	17,846	64
Novotel Hotel	12	3,387	14
Joya Hotel	10	1,842	0
Blossom House	27	1,272	26
Grand Mercure Hotel	7	1,485	6
Steigenberger Hotels & Resorts	49	11,574	9
IntercityHotel(7)	45	7,931	21
MAXX by Steigenberger(8)	5	777	4
Jaz in the City	2	424	2
Other partner hotels	5	1,526	1
Total	6,881	662,512	2,649

(6)    As of March 31, 2021, 9 Ni Hao Hotels were included in the operational hotel total for Elan Hotels and 96 Ni Hao hotels were included in the pipeline total for Elan Hotels.

(7)    As of March 31, 2021, 4 pipeline hotels of IntercityHotel were in China.

(8)    As of March 31, 2021, 3 pipeline hotels of MAXX by Steigenberger were in China.

About Huazhu Group Limited

Originated in China, Huazhu Group Limited is a world-leading hotel group. As of March 31, 2021, Huazhu operated 6,881 hotels with 662,512 rooms in operation in 16 countries. Huazhu’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, Blossom House, and Ni Hao Hotel. Upon the completion of the acquisition of DH on January 2, 2020, Huazhu added five brands to its portfolio, including Steigenberger Hotels & Resorts, MAXX by Steigenberger, Jaz in the City, IntercityHotel and Zleep Hotels. In addition, Huazhu also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

Huazhu’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, Huazhu directly operates hotels typically located on leased or owned properties. Under the manachise model, Huazhu manages manachised hotels through the on-site hotel managers that Huazhu appoints, and Huazhu collects fees from franchisees. Under the franchise model, Huazhu provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. Huazhu applies a consistent standard and platform across all of its hotels. As of March 31, 2021, Huazhu operates 16 percent of its hotel rooms under lease and ownership model, and 84 percent under manachise and franchise models.

For more information, please visit Huazhu’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; economic conditions; the regulatory environment; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in our filings with the U.S. Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

Huazhu undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.